Exhibit 99.3

Level 12, Suite 1202 65 Berry Street North Sydney NSW 2060 Australia P.O. Box 651 Botany NSW 1455	Telephone 612 9902 6002 Facsimile: 612 9902 6006 info@simsmm.com www.simsmm.com
10 November 2011
Company Announcements Office
Australian Securities Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000
Dear Sir/Madam,
Re: Listing Rule 3.16.1
In accordance with Listing Rule 3.16.1, we wish to advise that Mr Robert Lewon has ceased to be a director of Sims Metal Management Limited effective today.
Yours faithfully
Frank Moratti
Group General Counsel and Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630